Exhibit 99.1

Company Contact: Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS ANNOUNCES CLOSING OF AN AMENDMENT AND EXTENSION OF ITS CREDIT FACILITIES

MONTREAL – (BUSINESS WIRE) – August 22, 2013 – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT: BMJ), today announced the closing of an amendment and extension of its senior secured revolving credit facility and its senior secured term loan. The Company’s $115 million senior secured revolving credit facility, which was set to expire on June 8, 2015, has been amended, extending the term of the facility to mature on August 19, 2017 and reducing the interest rate charged on the facility by 25 basis points per annum. In addition, the Company amended its $18 million senior secured term loan, which was also set to expire on June 8, 2015 to increase the amount to $28 million and to have a maturity date of August 19, 2018. The interest rate on the amended senior secured term loan was reduced from 9.5% per annum (or one-month Libor plus 6.5%, whichever is greater) to a fixed rate of 8.77%. The additional proceeds received under the amended senior secured term loan will be used to reduce the amount outstanding under the senior secured revolving credit facility, which will allow for the Company to continue investing in its growth initiatives.

“I am very pleased with our lenders support in amending the terms of our credit facilities at favorable terms and at lower interest rates. The increase in availability under our amended credit facilities will provide us with the necessary financing to continue to grow our business and improve profitability,” said Mike Rabinovitch, Executive Vice President and Chief Financial Officer of Birks & Mayors.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of August 17, 2013, the Company operated 31 stores under the Birks brand in most major metropolitan markets in Canada, 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements, including the Company’s expectations that the amendment and extension of its credit facilities will allow the Company to continue investing in its growth initiatives and the higher availability will allow the Company the necessary financing to continue to grow its business and improve profitability. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.